GOLDCORP TO PRESENT #DISRUPTMINING 2018

The Mining Industry's Innovation Accelerator Challenge Returns to PDAC

Vancouver, November 27, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** ("Goldcorp") is pleased to present the second #DisruptMining accelerator challenge and live finale event on Sunday, March 4, 2018 during the annual Prospectors and Developers Association of Canada (PDAC) conference.

Highlights:

- Goldcorp to host the 2018 #DisruptMining innovation expo and "shark-tank" style live event at the Rebel Entertainment Complex

- Disruptors from all sectors encouraged to pitch their exponential technologies and rogue ideas to a panel of senior mining and technology leaders in front of a live audience of influencers and decision-makers.

- Winning disruptor(s) can earn an opportunity to negotiate up to C$1 million investment from Goldcorp, one of the world's largest and most innovative gold producers[1]

- All proceeds from the #DisruptMining finale event will support innovation-focused scholarships

- Kick off #DisruptMining video: https://youtu.be/gXKn-CjM5Hk

Launched in 2017, the #DisruptMining challenge spurs collaboration between innovators working with exponential technologies in any sector to disrupt mining and compete for the opportunity to showcase their ideas in front of a live audience of over one thousand industry leaders and a "shark-tank" style panel of industry executives. The disruptor(s) will have the opportunity to negotiate up to C$1 million in investment for a proof of concept at one of Goldcorp's mines or direct investment in the winning technologies.[1]

"Goldcorp is one of the world's largest and most innovative gold mining companies. The industry has started to embrace the need for step-change innovation to stay competitive and deliver greater value but we all need to accelerate the pace of innovation to provide the raw materials that fuel our rapidly changing global economy," said Todd White, Executive Vice President and Chief Operating Officer at Goldcorp and board member of the Canadian Mining Innovation Council. "We must keep pushing boundaries, thinking differently and we believe faster progress is only possible through cross-sector collaboration. We are challenging every player in the mining industry and beyond to embrace innovation by adopting and integrating disruptive technologies into projects and operations here in Canada and around the world."

Last year at the #DisruptMining Challenge, finalist KORE Geosystems earned a coveted seat at the table with Goldcorp to negotiate a C$1 million investment during the "Shark-Tank" style live finale. "The #DisruptMining challenge opened doors to hundreds of potential investors and customers," said Vince Gerrie, President of KORE Geosystems. "Goldcorp's C$1 million investment in KORE Geosystems has accelerated our technology development. We are very excited to launch our pilot program in 2018." KORE delivers critical decision-making technology by applying artificial intelligence to geoscience data sources allowing confident, data driven decisions in real time.

Call for Disruptors across all industries

The #DisruptMining challenge encourages ideas that accelerate solutions to some of the biggest challenges in mining. Do you have the imagination and the attitude to blast convention? Any innovator interested in pitching their idea at the #DisruptMining Innovation Expo and "shark-tank" style live event should submit an application via the submission portal found at www.disruptmining.com. Submissions will be accepted via the online portal from January 2, 2018 12:01am PST / 3:01am EST until January 16, 2018 at 8:59pm PST / 11:59 pm EST. Late submissions will not be accepted.

#DisruptMining Submission Categories:

1.   Feed the long-term pipeline for metals
2.   Enhance productivity, efficiency and automation
3.   Improve safety
4.   Reduce environmental footprint
5.   Facilitate open and transparent markets
6.   "Go rogue"

Applications must be a maximum of five pages and include a brief introduction to the idea and/or technology being pitched as well as an explanation of its potential impact on the mining industry. Multimedia submissions are highly encouraged to complement the pitch.

Semi-finalists will be invited to exhibit their ideas at the Innovation Expo, and three finalists will be chosen to pitch at the #DisruptMining live event. All semi-finalists and finalists will be notified by February 5, 2018.

No purchase or skill-testing question is required, and the chances of earning a spot as a finalist or semi-finalist depend on the number and caliber of entries received during the submission period.

The #DisruptMining challenge is open to all individuals or groups of individuals in Canada or the US (excluding residents of Arizona, Colorado, Connecticut, Florida, Maryland, New Jersey, Tennessee and Vermont) who are at least the age of majority in their province, state, territory or country of residence. Eligibility to earn an opportunity to negotiate an investment from Goldcorp requires travel to Toronto, Canada on March 4, 2018 and participation in live meetings and the live finale event on March 4, 2018. For complete eligibility criteria, please refer to www.disruptmining.com.

#DisruptMining Innovation Expo

The #DisruptMining Innovation Expo will showcase the semi-finalists and offer direct interaction to demonstrate how they can help the mining industry accelerate the pace of technological advancement.

"Shark-Tank" Style Live Finale

The #DisruptMining Innovation Expo will transition into an evening event, in which three finalists will pitch their disruptive ideas "shark-tank" style to a live audience and have the opportunity to negotiate up to C$1 million in investment for a proof of concept at one of Goldcorp's mines or direct investment in the winning technologies.

More than 1,000 mining executives, investors, technologists and financiers will be in attendance, each looking for that one revolutionary idea.

#DisruptMining Challenge Timeline

- Tuesday, January 16, 2018: Deadline for submissions.
- Monday, February 5, 2018: Selected disruptors notified.
- Sunday, March 4, 2018: #DisruptMining Innovation Expo and Live Finale

For more information and to review full submission details, please visit: www.disruptmining.com

Partner with #DisruptMining Challenge

Are you committed to championing innovation and disruption in the mining industry? Would you like to be showcased at the #DisruptMining Challenge, one of Canada's largest gatherings for innovation? To learn how to become a sponsor of this trailblazing challenge and event, please e-mail disruptmining@goldcorp.com

Tickets to the #DisruptMining Challenge

The #DisruptMining Challenge 2018 will be held at the Rebel Entertainment Complex, Toronto's most exciting nightlife and concert destination, located at 11 Polson Street. To purchase tickets please visit www.disruptmining.com

All proceeds from the #DisruptMining finale event will invest in the future of the mining industry through innovation-focused scholarships.

For more information on the #DisruptMining challenge, please visit www.disruptmining.com

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements, including the timing and completion of the #DisruptMining expo and live finale. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

[1] Investment not guaranteed, and/or investment may be allocated among two or more of three Finalists; exact level of investment, if any, is at Goldcorp's sole discretion and subject to completion of appropriate due diligence.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com